FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

4Q12 and 2012 Earnings
4Q12: Net sales revenue up 9.1% and EBITDA up 33.5%
2012: Net income totaled R$ 1.156 billion, growth of 60.7%

São Paulo, Brazil, February 20, 2013 - Grupo Pão de Açúcar [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Viavarejo  [BM&FBOVESPA: VVAR3] announce their results for the fourth quarter of 2012 (4Q12) and full year of 2012 (2012). The results are presented in the segments as follows: GPA Food, which comprises supermarkets (Pão de Açúcar, Extra Supermercado and PA Delivery), hypermarkets (Extra Hiper), neighborhood stores (Minimercado Extra), cash-and-carry stores (Assaí), GPA Malls & Properties and gas stations and drugstores; and GPA Consolidated, comprised by GPA Food and Viavarejo (Casas Bahia and Ponto Frio's bricks-and-mortar stores and Nova Pontocom's e-commerce: Extra.com.br, PontoFrio.com.br, Casasbahia.com.br, Barateiro.com.br, Partiu Viagens and e-Hub). More information about the results of Viavarejo can be obtained in its earnings release.

GPA Food

Gross sales revenue up 9.7% in 4Q12

EBITDA up 29.7%, to R$ 744 million

  Gross sales revenue totaled R$ 8.805 billion, up 9.7% over 4Q11
  EBITDA at R$ 744 million, up 29.7% over 4Q11, with margin at 9.4%
  Net profit at R$ 305 million, up 13.3% over 4Q11
  GPA Malls & Properties: swap revenue of R$ 55 million on partnerships with builders in 3 projects
  Increase in expansion pace: 35 new stores in 4T12and other 16 under construction

GPA Consolidated

In 4Q12, gross sales revenue reached R$ 16.396 billion and EBITDA margin up 170 basis-points.

Company posts record net profit for the quarter and year: R$ 539 million in 4Q12, up 36.4% over 4Q11,

and R$ 1.156 billion, up 60.7% over 2011.

Gross sales revenues totaled R$ 16.396 billion, up 8.4% over 4Q11 EBITDA at R$ 1.323 billion, up 33.5% over 4Q11 Net financial expense down 12.4%, in 4Q12, despite the 8.4% increase in sales

HIGHLIGHTS

	GPA Food						GPA Consolidated
(R$ million)(1)	4Q12	4Q11	Δ	2012	2011	Δ	4Q12	4Q11	Δ	2012	2011	Δ

Gross Sales Revenue	8,805	8,028	9.7%	31,097	28,431	9.4%	16,396	15,132	8.4%	57,234	52,681	8.6%
Net Sales Revenue	7,941	7,206	10.2%	28,078	25,578	9.8%	14,584	13,371	9.1%	50,924	46,594	9.3%
Gross Profit	2,173	1,882	15.5%	7,455	6,613	12.7%	4,104	3,740	9.7%	13,804	12,659	9.0%
Gross Margin	27.4%	26.1%	130 bps	26.6%	25.9%	70 bps	28.1%	28.0%	10 bps	27.1%	27.2%	-10 bps
EBITDA	744	573	29.7%	2,291	1,835	24.9%	1,323	991	33.5%	3,668	2,816	30.3%
EBITDA Margin(2)	9.4%	8.0%	140 bps	8.2%	7.2%	100 bps	9.1%	7.4%	170 bps	7.2%	6.0%	120 bps
Net Financial Revenue (Expenses)	(136)	(146)	-6.9%	(515)	(641)	-19.6%	(300)	(343)	-12.4%	(1,193)	(1,333)	-10.5%
% of net sales revenue	1.7%	2.0%	-30 bps	1.8%	2.5%	-70 bps	2.1%	2.6%	-50 bps	2.3%	2.9%	-60 bps
Company's net profit	305	269	13.3%	834	616	35.5%	539	395	36.4%	1,156	720	60.7%
Net Margin	3.8%	3.7%	10 bps	3.0%	2.4%	60 bps	3.7%	3.0%	70 bps	2.3%	1.5%	80 bps
(1) Totals may not tally as the figures are rounded off and all margins were calculated as percentage of net sales revenue.
(2) Earnings before Interest, Taxes, Depreciation, Amortization and Net Financial Revenue (Expenses)

PERFORMANCE BY SEGMENT

The Company operates four segments – food retail, cash and carry, electronics and home appliances retail (bricks and mortar) and e-commerce. They are grouped as follows:

In order to enable comparison of the Company’s figures, the tables and explanations about the 4Q12 and 2012 earnings, except when otherwise noticed, exclude the revenue from the Company’s real estate projects. In 4Q12, R$ 55 million in gross sales revenue was recognized. This figure refers to land swaps for development and construction of real estate projects. Another  R$ 98 million were incurred in other periods, totaling  R$ 153 million in revenues from  real estate projects, in 2012. For further information on the recognition of such revenue, see note number 28 on the 2012 Financial Statements.

Sales Performance

	GPA Food ex-real estate projects			GPA Food (ex-real estate projects )

				Retail			Cash and Carry
(R$ million)	4Q12	4Q11	Δ	4Q12	4Q11	Δ	4Q12	4Q11	Δ

Gross Sales Revenue	8,751	8,028	9.0%	7,209	6,786	6.2%	1,542	1,243	24.1%
Net Sales Revenue	7,887	7,206	9.4%	6,480	6,072	6.7%	1,407	1,134	24.1%
Gross 'Same-Store' Sales Revenue	5.6%	8.7%
Food	7.8%	7.2%
Non-food	-1.6%	13.6%

GPA Food 4Q12 x 4Q11

Gross sales revenue increased 9.0% over 4Q11, to R$ 8.751 billion. Same-store sales growth was 5.6%, lead by growth of 7.8% in Food sales, notably in perishables and beverages categories. In Non-Food, sales from the consumer electronics category, in Extra banner, were decreased over 4Q11, due to strong comps. In 4Q11, Extra was the sole retail banner to promote Black Friday in bricks-and-mortar stores and the electronics/appliances category grew 28% over 4Q10.

▶   Retail: gross sales revenue up 6.2%. The highlights were:

▪   Minimercado Extra performance, as a result of the conversion process conclusion from the former Extra Fácil format, and of the increase the store openings pace. The format, which was repositioned in order to offer a broader assortment of perishables and services – such as butchery and bakery – posted a double-digit growth in same-store-sales in 4Q12, the banner’s highest growth of 2012, which opened 30 new stores in the quarter.

▪   Fastest growth at Pão de Açúcar banner over Retail Food’s average. Both fruits and vegetables and beverage categories were the main drivers of the same-store growth in food. Sales of organic fruits and vegetables were high during the period, helped by the change in displaying these products in the stores. These products are now offered in dedicated stations to organic products.

▶   Cash-and-carry: gross sales revenue up 24.1%, mainly due to:

▪  Double-digit growth in same-store gross sales revenue, due to an increase over 15.0% in the average ticket resulting from adjustments aiming at the target publics of the banner – processors, resellers and users – with an increase in the offering of perishables.

	GPA Food ex-real estate projects			GPA Consolidated ex-real estate projects

(R$ million)	2012	2011	Δ	4Q12	4Q11	Δ	2012	2011	Δ

Gross Sales Revenue	30,944	28,431	8.8%	16,342	15,132	8.0%	57,081	52,681	8.4%
Net Sales Revenue	27,926	25,578	9.2%	14,530	13,371	8.7%	50,772	46,594	9.0%
Gross 'Same-Store' Sales Revenue	6.5%	8.0%		5.8%	8.5%		7.0%	8.8%
Food	7.4%	7.5%
Non-food	3.6%	9.6%

GPA Food 2012 x 2011

In 2012, gross sales revenue increased 8.8%, to R$ 30.944 billion. Same-store sales growth was 6.5%.

2012 was the first full year of Extra Supermercado operation, strengthening Extra as a national player. The banner, which by the end of 2011 was operating only through Extra Hiper, where the one-stop shop offers gas stations and drugstores, was strengthened with the launch of its own clothing brand and the introduction of the concept store-in-store, in which the designated area for the category was enhanced with its own fit rooms and checkouts, and the reintroduction of butchers. In 2012, Drogaria Extra was also repositioned, with changes in store layout and enhancement of perfumery category. In the fourth quarter, Extra Delivery was launched, consolidating the Extra banner as multichannel. In 2012, three Extra Supermercado stores and other six Extra Hiper stores were opened.

3/21

Minimercado Extra, as mentioned above, concluded the store conversion from the former Extra Fácil format, offering a broader assortment of perishables and services. Considering both new and converted stores, Minimercado Extra ended the year with over 100 stores.

In 2012, Pão de Açúcar expansion was resumed. Furthermore, the banner launched new campaigns – such as “Ofertas da Casa” focusing on cleaning products and as “Momento Feliz: Churrasco” (items related to barbecue) – and straighten its anniversary campaign and differentiation through customer service.

Assaí, which underwent a restructuring process, consolidated in 2012 the changes initiated in the previous year, with adjustments in store layout, assortment and quantity of services for target publics. As of December, GPA Food’s sales area totaled 1,568 thousand square meters. The area growth was 4.8%, or 72.0 thousand square meters, with a total of 55 stores opened, highlighting the growth in Minimercado Extra.

GPA Consolidated 4Q12 x 4Q11

Gross sales revenue totaled R$ 16.342 billion in 4Q12, up 8.0% over 4Q11, due to the food retail performance, mentioned above, and the electronics bricks-and-mortar stores performance – highlight to Pontofrio, with a double-digit growth in same-store-sales, partially offset by the slowdown of e-commerce business growth trend due to the fierce competition in the sector. In Nova Pontocom, two new businesses were launched: barateiro.com.br - exclusive website that sells refurbished or minor-damaged products and outlet - and Patiu Viagens - website for booking tickets, packages and other travel-related services.

GPA Consolidated 2012 x 2011

Gross sales revenue totaled R$ 57.081 billion, up 8.4% over 2011 due to the growth in Food Retail and Viavarejo.

Operating Performance

	GPA Food ex-real estate projects			GPA Food (ex-real estate projects)

				Retail			Cash and Carry
(R$ million)	4Q12	4Q11	Δ	4Q12	4Q11	Δ	4Q12	4Q11	Δ

Net Sales Revenue	7,887	7,206	9.4%	6,480	6,072	6.7%	1,407	1,134	24.1%
Gross Profit	2,119	1,882	12.6%	1,912	1,707	12.0%	207	175	18.2%
Gross Margin	26.9%	26.1%	80 bps	29.5%	28.1%	140 bps	14.7%	15.4%	-70 bps
Selling Expenses	(1,168)	(1,016)	14.9%	(1,045)	(916)	14.0%	(123)	(100)	23.1%
General and Administrative Expenses	(240)	(216)	11.1%	(224)	(202)	11.0%	(16)	(14)	12.4%
Equity Income	3	5	-29.4%	3	5	-29.4%	-	-	-
Other Operating Revenue (Expenses)	(25)	(81)	-69.1%	(25)	(81)	-69.6%	(0.3)	0.2	-
Total Operating Expenses	(1,429)	(1,308)	9.2%	(1,290)	(1,194)	8.0%	(139)	(114)	22.2%
% of Net Sales Revenue	18.1%	18.2%	-10 bps	20.0%	19.7%	30 bps	9.9%	10.1%	-20 bps
EBITDA	690	573	20.2%	622	513	21.4%	67	61	10.6%
EBITDA Margin	8.7%	8.0%	70 bps	9.6%	8.4%	120 bps	4.8%	5.4%	-60 bps

As of 4Q12, the result of Equity Income and Other Operating Revenue (Expenses) were included along with the total operating expenses, before EBITDA. Thus, the calculation of EBITDA is in accordance with Instruction number 527, of the Comissão de Valores Mobiliários (CVM), of October 4, 2012.

GPA Food 4Q12 x 4Q11

EBITDA increased 20.2% to R$ 690 million, while EBITDA margin was up 70 basis-points to 8.7%.

▶   Retail: EBITDA margin increased 120 basis points, due to:

▪  Recovery on the gross margin and better sales mix (with higher value added). Seasonal items sales also contributed for margin enhancement;

▪  The increase in selling expenses is related to the impact of the labor union wage agreement, which was higher than inflation, granted to employees mainly in September. This increase also impacted the outsourced service expenses (in stores), which were already growing due to the acceleration on store openings in 4Q12 and 1Q13;

▶   Cash-and-carry: EBITDA margin declined 60 basis points over 4Q11, to 4.8%, due to:

▪  Reduction in the gross margin, due to the adjustments made in 2012 to its target publics - processors, distributers and users - usually more sensitive to price. The new model is based on price competitiveness and strict expenses control. With sales increase, Management expects to drive the return on invested capital up for both the format and the Company.

▪  20 basis-point decrease in operating expenses as percentage of net revenues. The new model has the target  to run the operation with a low level of expenses.

	GPA Food ex-real estate projects			GPA Consolidated ex-real estate projects

(R$ million)	2012	2011	Δ	4Q12	4Q11	Δ	2012	2011	Δ

Net Sales Revenue	27,926	25,578	9.2%	14,530	13,371	8.7%	50,772	46,594	9.0%
Gross Profit	7,303	6,613	10.4%	4,050	3,740	8.3%	13,651	12,659	7.8%
Gross Margin	26.2%	25.9%	30 bps	27.9%	28.0%	-10 bps	26.9%	27.2%	-30 bps
Selling Expenses	(4,298)	(3,921)	9.6%	(2,230)	(2,195)	1.6%	(8,360)	(7,937)	5.3%
General and Administrative Expenses	(828)	(743)	11.5%	(531)	(450)	17.8%	(1,754)	(1,683)	4.2%
Equity Income	11	19	-40.4%	(1)	10	-	11	35	-68.9%
Other Operating Revenue (Expenses)	(49)	(133)	-62.9%	(19)	(114)	-83.0%	(33)	(259)	-87.2%
Total Operating Expenses	(5,164)	(4,778)	8.1%	(2,781)	(2,749)	1.2%	(10,136)	(9,844)	3.0%
% of Net Sales Revenue	18.5%	18.7%	-20 bps	19.1%	20.6%	-150 bps	20.0%	21.1%	-110 bps
EBITDA	2,138	1,835	16.6%	1,268	991	28.0%	3,515	2,816	24.8%
EBITDA Margin	7.7%	7.2%	50 bps	8.7%	7.4%	130 bps	6.9%	6.0%	90 bps

GPA Food 2012 x 2011

EBITDA was up 16.6%, to R$ 2.138 billion, while EBITDA margin increased 50 basis points, to 7.7%, top of guidance disclosed for 2012. The increase in EBITDA margin is related to the gain of 30 basis points in gross margin, reflecting improved sales mix.

GPA Consolidated 4Q12 x 4Q11

Gross margin fell by 10 basis points, mainly pressured by increased competition and higher logistics costs in the electronics segment. However, EBITDA margin was benefitted by the reduction in operating expenses in Viavarejo and by the improvement in Food margin (as mentioned above).

GPA Consolidated 2012 x 2011

In 2012, EBITDA was up by 24.8%, to R$ 3.515 billion, with margin of 6.9%, an increase of 90 basis-point over 2011.

Financial Performance and Indebtedness

Financial Result

	GPA Food ex-real estate projects						GPA Consolidated ex-real estate projects
(R$ million)	4Q12	4Q11	Δ	2012	2011	Δ	4Q12	4Q11	Δ	2012	2011	Δ

Financial Revenue	91	77	18.0%	441	383	14.9%	133	150	-11.0%	587	593	-1.1%
Financial Expenses	(227)	(223)	2.1%	(962)	(1,024)	-6.0%	(434)	(493)	-11.8%	(1,786)	(1,926)	-7.3%
Net Financial Revenue (Expenses)	(136)	(146)	-6.4%	(522)	(641)	-18.6%	(301)	(343)	-12.2%	(1,199)	(1,333)	-10.0%
% of Net Sales Revenue	1.7%	2.0%	-30 bps	1.9%	2.5%	-60 bps	2.1%	2.6%	-50 bps	2.4%	2.9%	-50 bps

Charges on Net Bank Debt	(64)	(86)	-25.6%	(269)	(344)	-21.8%	(69)	(93)	-25.7%	(300)	(378)	-20.5%
Cost of Discount of Receivables of Payment Book	-	-	-	-	-	-	(53)	(63)	-16.6%	(237)	(200)	18.3%
Cost of Discount of Receivables of Credit Card	(27)	(37)	-25.5%	(108)	(153)	-29.5%	(130)	(181)	-28.1%	(507)	(673)	-24.6%
Restatement of Other Assets and Liabilities	(45)	(23)	93.8%	(145)	(144)	0.9%	(50)	(6)	706.7%	(155)	(82)	89.4%
Net Financial Revenue (Expenses)	(136)	(146)	-6.4%	(522)	(641)	-18.6%	(301)	(343)	-12.2%	(1,199)	(1,333)	-10.0%

GPA Food 4Q12 x 4Q11

In 4Q12, net financial expense totaled R$ 136 million, down 6.4% from 4Q11, despite the 9.7% increase in gross sales revenue in the quarter, and accounted for 1.7% of net sales revenue. The improvement was mainly due to declining interest rates, notably as from September 2011, and improvement in the management of receivables, which impacts the Company as explained below:

▪  R$ 64 million in charges on the net bank debt, amount 25.6% lower than in 4Q11;

▪  R$ 27 million in discount of receivables cost, which accounted for 0.3% of net sales revenue, a 20 basis point reduction from 4Q11. The volume of discounted receivables totaled R$ 3.4 billion;

▪  R$ 45 million in restatement of other assets and liabilities, which accounted for 0.6% of net sales revenue in the quarter, up 30 basis points from 4Q11, due to the lower financial revenue from supplier payments’ anticipation.

GPA Food 2012 x 2011

In 2012, the net financial expense totaled R$ 522 million, down 18.6% from 2011. The result was impacted by a decline in interest rates and control in payment conditions.

GPA Consolidated 4Q12 x 4Q11

In 4Q12, net financial expense totaled R$ 301 million, down 12.2% from 4Q11, and accounted for 2.1% of net sales revenue, down 50 basis points from 4Q11.The result is due to the decline in the Selic base rate and improvement in the management of receivables.

GPA Consolidated 2012 x 2011

In 2012, net financial expense totaled R$ 1.199 billion, down 10.0% from 2011. Even with growth of 8.4% in gross sales, which impacts the amount to be securitized and, consequently, the discounted receivables cost, in 2012 the account represented 2.4% of net sales, a decrease of 50 basis points on the previous year, and is caused by the effects of the declining of interest rate and efficient management on receivables, especially in the electronics segment.

Indebtedness

The analysis of the Company's indebtedness considers the real estate projects operation, since it is consolidated also in the balance sheet (cash and cash equivalents).

Table shown below does not includes any FIDC transactions (see details below).

	GPA Food		GPA Consolidated

(R$ million)	12.31.2012	09.30.2012	12.31.2012	09.30.2012

Short Term Debt	(1,419)	(2,151)	(1,712)	(2,435)
Loans and Financing	(869)	(1,420)	(1,044)	(1,586)
Debentures	(550)	(731)	(668)	(848)
Long Term Debt	(5,282)	(4,770)	(6,151)	(5,657)
Loans and Financing	(2,340)	(1,742)	(2,409)	(1,831)
Debentures	(2,942)	(3,027)	(3,741)	(3,827)
Total Gross Debt	(6,701)	(6,921)	(7,863)	(8,092)
Cash	4,505	4,299	7,086	5,551
Net Debt	(2,196)	(2,622)	(777)	(2,541)
Net Debt / EBITDA(1)	0.96x	1.24x	0.21x	0.76x
Payment book - short term	-	-	(2,499)	(2,277)
Payment book - long term	-	-	(130)	(112)
Net Debt with payment book	-	-	(3,406)	(4,930)
Net Debt / EBITDA(1)	0.96x	1.24x	0.93x	1.48x
(1) EBITDA for the last 12 months. Doesnot include realestate projects

GPA Food

On 12/31/2012, GPA Food’s gross debt was at R$ 6.701 billion, of which 78.8% maturing in the long term, that is, due in over 12 months. The net-debt-to-EBITDA ratio was at 0.96x at the end of the period.

GPA Consolidated

The net debt totaled R$ 777 million on 12/31/2012, down R$ 1.764 billion from 09/30/2012. At the end of 2012, the Company posted longer debt profile and net cash exceeding R$ 7 billion. The net-debt-to-EBITDA ratio was at 0.21x. Considering net debt with payment book, net debt/EBITDA would be 0.93x.

7/21

Cash position by 12/31/2012, when compared to previous periods, shows significant increase due to the following reasons: (i) Company`s decision, by the beginning of 2012, on raising cash reserves as precaution to the macro-economy scenario that could possibly afflict market’s liquidity; (ii) usual seasonality on the fourth quarter, more pronounced, specially reflected in the Company’s working capital, on suppliers and inventories; and (iii) cash generation in the period. Company  intends not to refinance debt and the current cash will be partially used to pay-off upcoming debt when reaches maturity. As a result, Company expects to keep lower cash position level throughout 2013, keeping the indebtedness close to the current level by the year-end, financing the necessary investments with the cash generation from operation.

Company used to discount credit card and food vouchers receivables in 2012 with two securitization funds dedicated to this purpose. In the 4Q12, there were changes in both funds. PCAFIDC, fund that served the food operation, is no longer exclusive to GPA’s receivables, and the Company holds no subordinated quotas, thus, it is not consolidated into Companies financial statements in 12/31/2012. Globex FIDC, fund that used to securitize receivables from Viavarejom, was terminated in December 2012. These changes have a neutral net impact in cash, given the fund’s cash position (consolidated by GPA) and the redeemed subordinated quotas were equivalent. Company’s receivables are still being securitized though acquirers.

GPA Malls & Properties

The opening of stores at Grupo Pão de Açúcar is the result of a planned expansion process. The Company uses its market knowledge to promote synergies between its retail strength and its real estate assets, which are managed by its real estate unit, GPA Malls & Properties (GPA M&P). GPA M&P manages and explores the Company’s real estate assets, aiming to unlock value in this market.

In 2012, R$ 153 million gross sales revenue was recognized from real estate projects though land swap with Cyrela Polinésia Empreendimento Imobiliários, Pitangueiras Desenvolvimento Imobiliário and Hesa Investimentos Imobiliários for the projects Thera Faria Lima Pinheiros, Figue; Classic and Carpe Diem, respectively. The swap revenue is net of the book value of the asset. Of the R$ 153 million mentioned above, R$ 55 million were recognized in 4Q12.

When compared to retail, is worth noting that the real estate industry have different operational cycle, typically longer, generally exceeding the fiscal year period in which the project started and relies on real estate launches and their construction pace.

For further information on the recognition of such revenue, see explanatory notes number 3.b. and 28, on the Financial Statements.

8/21

Net Profit

	GPA Food ex-real estate projects						GPA Consolidated ex-real estate projects

(R$ million)	4Q12	4Q11	Δ	2012	2011	Δ%	4Q12	4Q11	Δ%	2012	2011	Δ%

EBITDA	690	573	20.2%	2,138	1,835	16.6%	1,268	991	28.0%	3,515	2,816	24.8%
Depreciation and Amortization	(169)	(180)	-6.0%	(636)	(547)	16.1%	(207)	(213)	-2.8%	(798)	(678)	17.7%
Net Financial Revenue (Expenses)	(136)	(146)	-6.4%	(522)	(641)	-18.6%	(301)	(343)	-12.2%	(1,199)	(1,333)	-10.0%
Income Before Income Tax	384	248	54.8%	981	646	51.8%	760	434	74.9%	1,517	805	88.6%
Income Tax	(131)	21	-	(301)	(31)	887.9%	(272)	(39)	593.1%	(516)	(85)	506.9%
Company's net income - ex-real estate projects	254	269	-5.8%	679	616	10.0%	488	395	23.4%	1,002	720	39.2%
Net Margin	3.2%	3.7%	-50 bps	2.4%	2.4%	0 bps	3.4%	3.0%	40 bps	2.0%	1.5%	50 bps

Indemnity Liabilities	2	39	-	21	39	-	2	39	-	21	39	-
Refis 11.941/2009	-	-	-	-	28	-	-	-	-	-	28	-
Expenses (Revenues) with Association	23	19	-	34	41	-	23	78	-	64	204	-
Total Nonrecurring	25	59	-	55	108	-	25	118	-	85	271	-
Income Tax from Nonrecurring	(5)	(7)	-	(12)	(17)	-	(5)	(27)	-	(22)	(68)	-
Adjusted Net Income	274	321	-14.5%	722	707	2.2%	508	486	4.6%	1,064	923	15.3%
Adjusted Net Margin	3.5%	4.5%	-100 bps	2.6%	2.8%	-20 bps	3.5%	3.6%	-10 bps	2.1%	2.0%	10 bps

	GPA Food ex-real estate projects						GPA Consolidated ex-real estate projects

(R$ million)	4Q12	4Q11	Δ	2012	2011	Δ%	4Q12	4Q11	Δ%	2012	2011	Δ%
Net Income - ex-real estate projects	254	269	-5.8%	679	616	10.0%	488	395	23.4%	1,002	720	39.2%
Net Income - real estate projects	51	-	0.0%	155	-	0.0%	51	-	0.0%	155	-	0.0%
Company's net income	305	269	13.3%	834	616	35.5%	539	395	36.4%	1,156	720	60.7%
Adjusted Net Margin	3.9%	3.7%	20 bps	3.0%	2.4%	60 bps	3.7%	3.0%	70 bps	2.3%	1.5%	80 bps

Total Nonrecurring	20	51	-	42	91	-	20	90	-	62	203	-
Adjusted Net Income	325	321	1.4%	877	707	24.1%	559	486	15.2%	1,219	923	32.1%
Adjusted Net Margin	4.1%	4.5%	-40 bps	3.1%	2.8%	30 bps	3.9%	3.6%	30 bps	2.4%	2.0%	40 bps

GPA Food 4Q12 x 4Q11

Operating income before income tax totaled R$ 384 million, up 54.8% over 4Q11. This results denotes operational improvement in all formats and both operational and financial expenses control. Net profit declined in 5.8%, to R$ 254 million, when compared to R$ 269 million posted in 4Q11, substantially affected by non-recurring effects in taxes.

In the quarter, the Company posted non-recurring expenses related to (i) indemnity liability from contingencies from Ponto Frio operation prior to the association with Casas Bahia, celebrated in the 4Q10, that amounted R$2 million, and (ii) impacts on the corporate restructuring plan promoted by the Company in 2H12 totaling R$ 23 million. Net profit, adjusted by these effects was R$ 274 million.

GPA Food 2012 x 2011

Operating income before income tax increased 51.8% in 2012, to R$ 981 million. Net income to increased 10.0% to R$ 679 milion.

GPA Consolidated 4Q12 x 4Q11

Net profit before taxes reached R$ 760 million, up 74.9% over 4Q11, reflecting the operational improvements in GPA Food and Viavarejo. Company’s profit (before minority interest - non-controlling shareholders) rose 23.4% to R$ 488 million, positively affected by the operational improvement at Viavarejo and lower financial expenses.

GPA Consolidated 2012 x 2011

Company’s net profit before taxes in 2012 reached R$1.517 billion, growth of 88.6%, as a result of (i) sales growth of 9.0%, (ii) growth in GPA Food’s gross margin by better sales mix, (iii) expenses control over the electronics operation and (iv) reduction in financial expenses by lower indebtedness, receivables management and declining interest rates.

Consolidated net profit totaled R$ 1.002 billion in 2012, growth of 39.2% over 2011.

Simplified Cash Flow

	GPA Food						GPA Consolidated

(R$ million)	4Q12	4Q11	Δ	2012	2011	Δ	4Q12	4Q11	Δ	2012	2011	Δ

Cash Balance at beginning of period	4,299	2,463	1,836	3,544	2,468	1,076	5,551	3,547	2,004	4,970	3,818	1,152
Cash Flow from operating activities	2,130	751	1,379	2,999	1,634	1,365	4,564	1,299	3,265	5,299	1,128	4,171
EBITDA	744	573	171	2,291	1,835	457	1,323	991	332	3,668	2,816	852
Cost of Discount of Receivables	(27)	(37)	9	(108)	(153)	45	(130)	(181)	51	(507)	(673)	166
Working Capital	1,428	133	1,296	815	(48)	863	3,371	490	2,882	2,139	(1,015)	3,154
Cash Flow from Investment Activities	(271)	(380)	109	(1,076)	(1,374)	298	(353)	(413)	60	(1,339)	(1,625)	287
Net CAPEX	(281)	(387)	105	(1,044)	(1,105)	61	(363)	(419)	56	(1,306)	(1,356)	50
Aquisition and Others	10	6	4	(33)	(269)	236	10	6	4	(33)	(269)	236
Cash Flow from Financing Activities	(1,653)	711	(2,364)	(961)	816	(1,778)	(2,675)	537	(3,212)	(1,844)	1,649	(3,493)
Dividends Payments and Others	(28)	(22)	(6)	(186)	(183)	(3)	(28)	(22)	(6)	(186)	(183)	(3)
Net Proceeds	(1,625)	733	(2,358)	(775)	1,000	(1,775)	(2,647)	559	(3,206)	(1,658)	1,833	(3,491)
Variation of Net Cash Generated	206	1,082	(875)	961	1,076	(115)	1,536	1,423	113	2,116	1,152	964
Cash Balance at end of period	4,505	3,544	961	4,505	3,544	961	7,086	4,970	2,116	7,086	4,970	2,116

GPA Food

Cash position by the year’s end was R$ 4.505 billion, of which R$206 million in 4Q12, mainly generated by the operating cash flow in the period.

As FIDCs are no longer consolidated into Company’s financial statements (see section ‘Indebtedness’ for more information), Management evaluates that the effects from its elimination on receivables (positive impact on working capital of approximately R$1.1 billion) and liabilities (negative impact of around R$1.2 billion) should not be considered in the cash flow analysis. In 4Q12, working capital was improved by the suppliers, which grew relatively more than the amount on inventories.

In 2012, GPA Food generated R$ 961 million in cash, driven by the increase of the operational profit and lower expenses on interest on debt and cost of discount of receivables.

GPA Consolidated

Cash position by the end of 2012 was R$ 7.086 billion, R$ 1.536 over the cash in the beginning of 4Q12 and was generated from sales growth combined with EBITDA margin increase, mainly from Viavarejo. The cash flow analysis, when isolated from the FIDC effect (as mentioned below, which would impact the consolidated result in, approximately, R$2.5 billion positively on receivables and R$ 2.516 negatively in the liabilities), points out R$ 0.7 billion positive flow from the suppliers account.

Company added to its cash R$ 2.1 billion in 2012, and intends to use part of it to repay debt close to its maturity, specially in the upcoming quarters, thus not incurring on new refinancing plan. Therefore, Company expects lower cash position along 2013 and should reach year’s end close to current indebtedness level, financing its investments with cash generated from operations.

10/21

Capex

	GPA Food						GPA Consolidated
(R$ million)	4Q12	4Q11	Δ	2012	2011	Δ	4Q12	4Q11	Δ	2012	2011	Δ
New stores and land acquisition	298	55	443.8%	571	176	225.1%	344	82	321.7%	703	246	186.0%
Store renovations and conversions	41	164	-75.0%	374	602	-38.0%	69	194	-64.5%	433	661	-34.5%
Infrastructure and Others	83	213	-61.2%	301	434	-30.6%	125	268	-53.2%	441	676	-34.8%
Total	422	432	-2.3%	1,245	1,212	2.8%	539	544	-1.0%	1,577	1,583	-0.4%

GPA Food

In 2012, investments totaled R$ 1.245 billion, of which R$ 422 million was invested in 4Q12. The investments of 4Q12 were allocated as follows:

▪  R$ 298 million to store openings, construction and land acquisitions. In 4Q12, the Company opened 35 stores, of which 30 Minimercado Extra, 2 Pão de Açúcar, 2 Assaí and 1 Extra Hiper stores. At the end of 4Q12, another 16 stores were under construction. In 2012, the Company allocated the amount of R$ 571 million for GPA Food expansion, 225.1% higher than the amount invested in 2011, and demonstrates the Company's focus on store openings. For the next years, the Company expects to accelerate store openings, opening 500 new stores until 2015;

▪  R$ 41 million to store renovations and conversions. The year ends with R$ 374 million invested, value 38% lower than the amount invested in 2011. This decrease is associated to the end of the investment cycle targeted for stores maintenance, adaptations and conversions observed over the past few years; and

▪  R$ 83 million to technological infrastructure and logistics. In 2012, the Company invested R$ 301 million.

GPA Consolidated

In the 4Q12, investments totaled R$ 539 million, of which R$ 117 million in Viavarejo and R$ 422 million in GPA Food. In the quarter, the Company's focus was the store opening. In addition to GPA Food stores, above mentioned, in the quarter, the Company opened 16 electronics stores, predominantly Casas Bahia stores in Northeastern. In 4Q12, the Company reported the highest concentration of store opening in recent years in both businesses. During the year the Company invested R$ 1.577 billion.

Dividends

At the Company’s General Shareholders Meeting held on April 27, 2012, was approved the payment of dividends for the fiscal year ended on December 31, 2011, totaling R$ 103 million, corresponding to R$ 0.37 per common share and R$ 0.41 per preferred share. The amount of dividends for the year ended on December 31, 2011, including the amount of R$ 67.628 million of anticipated dividends, was R$ 171 million, corresponding to R$ 0.62 per common share and R$ 0.68 per preferred share.

At the Board of Directors Meeting held on May 7, 2012, was approved the payment of intermediate dividends for the first quarter of 2012 totaling R$ 28 million, of which R$ 0.11 per preferred share and R$ 0.10 per common share. The dividends payment was made on June 20, 2012.

At the Board of Directors Meeting held on July 23, 2012, was approved the payment of intermediate dividends for the second quarter of 2012 totaling R$ 28 million, of which R$ 0.11 per preferred share and R$ 0.10 per common share. The dividends payment was made on August 13, 2012.

At the Board of Directors Meeting held on October 25, 2012, was approved the payment of intermediate dividends for the third quarter of 2012 totaling R$ 28 million, of which R$ 0.11 per preferred share and R$ 0.10 per common share. The dividends payment was made on November 23, 2012.

GPA’s Management proposed dividends to be distributed, calculated as shown below, considering the dividends anticipations in the amount of R$ 84 million, made in 2012. The amount of payable dividend for the year ended on December 31, 2012 is R$ 166 million (R$ 103 million on December 31, 2011), which corresponds to R$ 0.593716430 per common share and R$ 0.653088073 per preferred share.

Proposed dividends

(R$ thousands)	2012

Consolidated net profit	1,156,436
Minority Interest - Noncontrolling	(105,254)
Net profit	1,051,181
Legal reserve	(52,559)
Dividends' base of calculation	998,621

Dividends policy	25%
Dividends proposed by management	249,655
Proposed dividends to prefered shareholders	160,570
Proposed dividends to common shareholders	89,086

Number of prefered shares¹ ² (x 1000)	163,539
Number of common shares¹ (x 1000)	99,680

Dividends per prefered share¹ (R$)	0.982288
Dividends per common share¹ (R$)	0.892989

(-) Interim dividends already announced	83,668
Proposed dividend to be paid¹	165,987

¹ Estimates. To be aproved at 2013 General Shareholders Meeting
² Excluding 232,586 shares on treasury

12/21

BALANCE SHEET
ASSETS
	GPA Food			GPA Consolidated
(R$ million)	12.31.2012	09.30.2012	12.31.2011	12.31.2012	09.30.2012	12.31.2011
Current Assets	8,930	9,302	9,057	17,251	17,184	17,276
Cash and Marketable Securities	4,505	4,299	3,544	7,086	5,551	4,970
Accounts Receivable	418	310	365	2,637	2,368	2,431
Credit Cards	260	217	252	444	486	474
Payment book	-	-	-	2,078	1,947	1,937
Sales Vouchers and Others	154	90	109	301	129	227
Post-Dated Checks	4	4	4	4	4	4
Allowance for Doubtful Accounts	(1)	(0)	(0)	(189)	(198)	(211)
Resulting from Commercial Agreements	572	439	447	572	439	447
Receivables Fund (FIDC)	-	1,086	1,182	-	2,473	2,559
Inventories	3,062	2,795	2,865	5,760	5,185	5,553
Recoverable Taxes	256	214	458	871	802	908
Expenses in Advance and Other Accounts Receivables	117	158	196	325	367	408
Noncurrent Assets	14,810	14,484	13,575	18,146	17,574	16,493
Long-Term Assets	2,602	2,635	2,053	4,693	4,532	3,855
Allowance for Doubtful Accounts	-	-	-	(9)	(8)	(7)
Inventories	172	111	14	172	111	14
Recoverable Taxes	231	267	32	1,232	1,122	730
Fair Value Bartira	359	356	304	359	356	304
Deferred Income Tax and Social Contribution	381	411	456	1,079	1,159	1,250
Amounts Receivable from Related Parties	94	185	93	172	169	133
Judicial Deposits	773	754	616	952	938	738
Expenses in Advance and Others	592	72	539	618	101	575
Investments	267	269	243	362	366	340
Property and Equipment	7,087	6,757	6,446	8,114	7,734	7,358
Intangible Assets	4,853	4,823	4,832	4,976	4,942	4,939
TOTAL ASSETS	23,740	23,786	22,632	35,396	34,758	33,769

LIABILITIES
	GPA Food			GPA Consolidated
	12.31.2012	09.30.2012	12.31.2011	12.31.2012	09.30.2012	12.31.2011
Current Liabilities	6,944	6,508	7,162	13,955	11,894	13,501
Suppliers	3,674	2,726	3,421	6,803	4,929	6,279
Loans and Financing	869	1,420	1,557	1,044	1,586	2,153
Payment Book (CDCI)	-	-	-	2,499	2,277	2,263
Debentures	550	731	502	668	848	502
Payroll and Related Charges	417	462	376	729	965	759
Taxes and Social Contribution Payable	190	73	92	651	162	332
Dividends Proposed	167	1	103	169	1	103
Financing for Purchase of Fixed Assets	88	1	14	88	1	14
Rents	51	44	49	51	44	49
Acquisition of Companies	63	61	55	63	61	55
Debt with Related Parties	394	550	533	82	60	28
Advertisement	42	33	29	113	76	90
Provision for Restructuring	25	13	13	25	13	13
Tax Payments	152	159	168	155	162	171
Advanced Revenue	18	6	15	92	78	82
Others	245	228	234	723	631	609
Long-Term Liabilities	8,725	9,347	8,051	10,373	12,166	10,173
Loans and Financing	2,340	1,742	1,365	2,409	1,831	1,554
Payment Book (CDCI)	-	-	-	130	112	129
Receivables Fund (FIDC)	-	1,218	1,236	-	2,488	2,420
Debentures	2,942	3,027	2,138	3,741	3,827	2,138
Acquisition of Companies	158	150	189	158	150	189
Deferred Income Tax and Social Contribution	1,134	1,108	1,115	1,137	1,108	1,115
Tax Installments	1,163	1,186	1,249	1,205	1,228	1,292
Provision for Contingencies	610	580	520	774	752	680
Advanced Revenue	33	29	-	472	365	381
Others	346	307	240	346	307	276

Shareholders' Equity	8,070	7,931	7,419	11,068	10,698	10,094
Capital	5,123	5,241	4,713	6,710	6,702	6,129
Capital Reserves	228	211	384	228	211	384
Profit Reserves	1,556	1,308	1,112	1,556	1,308	1,112
Minority Interest	1,162	1,171	1,210	2,573	2,477	2,469
TOTAL LIABILITIES	23,740	23,786	22,632	35,396	34,758	33,769

   13/21

	INCOME STATEMENT (ex-real estate projects)												INCOME STATEMENT
	GPA Food			GPA Food						GPA Consolidated			GPA Food IFRS			GPA Consolidated IFRS
				Retail			Cash and Carry
R$ - Million	4Q12	4Q11	Δ	4Q12	4Q11	Δ	4Q12	4Q11	Δ	4Q12	4Q11	Δ	4Q12	4Q11	Δ	4Q12	4Q11	Δ
Gross Sales Revenue	8,751	8,028	9.0%	7,209	6,786	6.2%	1,542	1,243	24.1%	16,342	15,132	8.0%	8,805	8,028	9.7%	16,396	15,132	8.4%
Net Sales Revenue	7,887	7,206	9.4%	6,480	6,072	6.7%	1,407	1,134	24.1%	14,530	13,371	8.7%	7,941	7,206	10.2%	14,584	13,371	9.1%
Cost of Goods Sold	(5,768)	(5,324)	8.3%	(4,568)	(4,365)	4.6%	(1,200)	(959)	25.2%	(10,480)	(9,631)	8.8%	(5,768)	(5,324)	8.3%	(10,480)	(9,631)	8.8%
Gross Profit	2,119	1,882	12.6%	1,912	1,707	12.0%	207	175	18.2%	4,050	3,740	8.3%	2,173	1,882	15.5%	4,104	3,740	9.7%
Selling Expenses	(1,168)	(1,016)	14.9% 11.1%	(1,045)	(916)	14.0%	(123)	(100)	23.1%	(2,230)	(2,195)	1.6%	(1,168)	(1,016)	14.9%	(2,230)	(2,195)	1.6%
General and Administrative Expenses	(240)	(216)		(224)	(202)	11.0%	(16)	(14)	12.4%	(531)	(450)	17.8%	(240)	(216)	11.1%	(531)	(450)	17.8%
Equity Income	3	5	-29.4%	3	5	-29.4%	-	-	0.0%	(1)	10	0.0%	3	5	-29.4%	(1)	10	0.0%
Other Operating Revenue (Expenses)	(25)	(81)	-69.1%	(25)	(81)	-69.6%	(0)	0	0.0%	(19)	(114)	-83.0%	(25)	(81)	-69.1%	(19)	(114)	0.0%
Result from Permanent Assets	28	(33)	0.0%	28	(33)	0.0%	(0)	0	0.0%	45	(51)	0.0%	28	(33)	-	45	(51)	-
Nonrecurring Result	(22)	(48)	-55.3%	(22)	(48)	-	-	-	-	(22)	(48)	-	(22)	(48)	-	(22)	(48)	-
Other Operating Revenue (Expenses)	(31)	0	0.0%	(31)	0	0.0%	-	-	-	(43)	(15)	-	(31)	0	0.0%	(43)	(15)	188.7%
Total Operating Expenses	(1,429)	(1,308)	9.2%	(1,290)	(1,194)	8.0%	(139)	(114)	22.2%	(2,781)	(2,749)	1.2%	(1,4290	(1,308)	9.2%	(2,781)	(2,749)	1.2%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	690	573	20.2%	622	513	21.4%	67	61	10.6%	1,268	991	28.0%	744	573	29.7%	1,323	991	33.5%
Depreciation and Amortization	(169)	(180)	-6.0%	(157)	(172)	-8.6%	(12)	(8)	51.3%	(207)	(2130	-2.8%	(169)	(180)	-6.0%	(207)	(213)	-2.8%
Earnings before interest and Taxes - EBIT	521	394	32.2%	465	341	36.5%	56	53	4.7%	1,061	777	36.5%	575	394	46.0%	1,116	777	43.5%
Financial Revenue	91	77	18.0%	84	71	18.2%	6	6	15.9%	133	150	-11.0%	92	77	19.1%	134	150	-10.5%
Financial Expenses	(227)	(223)	2.1%	(212)	(204)	4.1%	(15)	(18)	-20.2%	(434)	(493)	-11.8%	(227)	(223)	2.1%	(434)	(493)	-11.8%
Net Financial Revenue (Expenses)	(136)	(146)	-6.4%	(128)	(133)	-3.5%	(8)	(13)	-35.7%	(301)	(343)	-12.2%	(136)	(146)	-6.9%	(300)	(343)	-12.4%
Income Before Income Tax	384	248	54.8%	337	208	62.0%	47	40	17.6%	760	434	74.9%	440	248	77.1%	815	434	87.6%
Income Tax	(131)	21	0.0%	(114)	35	0.0%	(16)	(14)	15.1%	(272)	(39)	593.1%	(135)	21	0.0%	(276)	(39)	603.5%
Net Income - Company	254	269	-5.8%	223	243	-8.4%	31	26	19.0%	488	395	23.4%	305	269	13.3%	539	395	36.4%
Minority Interest - Noncontrolling	9	22	-60.4%	9	22	-60.4%	-	-	0.0%	(980	(34)	188.8%	9	22	-60.4%	(98)	(34)	188.8%
Net Income - Controlling Shareholders (1)	262	291	-9.9%	231	265	-12.7%	31	26	19.0%	390	361	8.0%	314	291	7.7%	441	361	22.1%
Net Income per Share										1.48	1.37					1.68	1.40
Nº of shares (million) ex-treasury shares										263	263					263	257

% Net Sales Revenue	GPA Food			GPA Food						GPA Consolidated			GPA Food IFRS			GPA Consolidated IFRS
				Reatil			Cash and Carry
	4Q12	4Q11		4Q12	4Q11		4Q12	4Q11		4Q11	4Q10		4Q11	4Q10		4Q11	4Q10
Gross Profit	26.9%	26.1%		29.5%	28.1%		14.7%	15.4%		27.9%	28.0%		27.4%	26.1%		28.1%	28.0%
Selling Expenses	14.8%	14.1%		16.1%	15.1%		8.8%	8.8%		15.3%	16.4%		14.7%	14.1%		15.3%	16.4%
General and Administrative Expenses	3.0%	3.0%		3.5%	3.3%		1.1%	1.2%		3.7%	3.4%		3.0%	3.0%		3.6%	3.4%
Other Operating Revenue (Expenses) and Equity Income	0.3%	1.1%		0.3%	1.3%		0.0%	0.0%		0.1%	0.8%		0.3%	1.1%		0.1%	0.8%
Total Operating Expenses	18.1%	18.2%		19.9%	19.7%		9.9%	10.1%		19.1%	20.6%		18.0%	18.2%		19.1%	20.6%
EBITDA	8.7%	8.0%		9.6%	8.4%		4.8%	5.4%		8.7%	7.4%		9.4%	8.0%		9.1%	7.4%
Depreciation and Amortization	2.1%	2.5%		2.4%	2.8%		0.8%	0.7%		1.4%	1.6%		2.1%	2.5%		1.4%	1.6%
EBIT	6.6%	5.5%		7.2%	5.6%		4.0%	4.7%		7.3%	5.8%		7.2%	5.5%		7.6%	5.8%
Net Financial Revenue (Expenses)	1.7%	2.0%		2.0%	2.2%		0.6%	1.1%		2.1%	2.6%		1.7%	2.0%		2.1%	2.6%
Income Before Income Tax	4.9%	3.4%		5.2%	3.4%		3.4%	3.6%		5.2%	3.2%		5.5%	3.4%		5.6%	3.2%
Income Tax	1.7%	0.3%		1.8%	0.6%		1.2%	1.3%		1.9%	0.3%		1.7%	0.3%		1.9%	0.3%
Net Income - Company	3.2%	3.7%		3.4%	4.0%		2.2%	2.3%		3.4%	3.0%		3.8%	3.7%		3.7%	3.0%

(1) Net Income after noncontrolling shareholders

14/21

	INCOME STATEMENT (ex-real estate projects)									INCOME STATEMENT
	GPA Food			GPA Consolidated						GPA Food IFRS			GPA Consolidated IFRS
R$ - Million	2012	2011	Δ%	2012	2011	Δ%	2012	2011	Δ%	2012	2011	Δ	2012	2011	Δ
Gross Sales Revenue	30,944	28,431	8.8%	16,342	15,132	8.0%	57,081	52,681	8.4%	31,097	28,431	9.4%	57,234	52,681	8.6%
Net Sales Revenue	27,926	25,578	9.2%	14,530	13,371	8.7%	50,772	46,594	9.0%	28,078	25,578	9.8%	50,924	46,594	9.3%
Cost of Goods Sold	(20,623)	(18,965)	8.7%	(10,480)	(9,631)	8.8%	(37,121)	(33,935)	9.4%	(20,623)	(18,965)	8.7%	(37,121)	(33,935)	9.4%
Gross Profit	7,303	6,613	10.4%	4,050	3,740	8.3%	13,651	12,659	7.8%	7,455	6,613	12.7%	13,804	12,659	9.0%
Selling Expenses	(4,298)	(3,921)	9.6%	(2,230)	(2,195)	1.6%	(8,360)	(7,937)	5.3%	(4,298)	(3,921)	9.6%	(8,360)	(7,937)	5.3%
General and Administrative Expenses	(828)	(743)	11.5%	(531)	(450)	17.8%	(1,754)	(1,683)	4.2%	(828)	(743)	11.5%	(1,754)	(1,683)	4.2%
Equity Income	11	19	(0.40)	(1)	10	-	11	35	-68.9%	11	19	-40.4%	11	35	-68.9%
Other Operating Revenue (Expenses)	(49)	(133)	-62.9%	(19)	(114)	-83.0%	(33)	(259)	-87.2%	(49)	(133)	-62.9%	(33)	(259)	-87.2%
Total Operating Expenses	(5,164)	(4,778)	8.1%	(2,781)	(2,749)	1.2%	(10,136)	(9,844)	3.0%	(5,164)	(4,778)	8.1%	(10,136)	(9,844)	3.0%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	2,138	1,835	16.6%	1,268	991	28.0%	3,515	2,816	24.8%	2,291	1,835	24.9%	3,668	2,816	30.3%
Depreciation and Amortization	(636)	(547)	16.1%	(207)	(213)	-2.8%	(798)	(678)	17.7%	(636)	(547)	16.1%	(798)	(678)	17.7%
Earnings before interest and Taxes - EBIT	1,503	1,287	16.8%	1,061	777	36.5%	2,717	2,137	27.1%	1,655	1,287	28.6%	2,869	2,137	34.2%
Financial Revenue	441	383	14.9%	133	150	-11.0%	587	593	-1.1%	447	383	16.6%	593	593	0.0%
Financial Expenses	(962)	(1,024)	-6.0%	(434)	(493)	-11.8%	(1,786)	(1,926)	-7.3%	(962)	(1,024)	-6.0%	(1,786)	(1,926)	-7.3%
Net Financial Revenue (Expenses)	(522)	(641)	-18.6%	(301)	(343)	-12.2%	(1,199)	(1,333)	-10.0%	(515)	(641)	-19.6%	(1,193)	(1,333)	-10.5%
Income Before Income Tax	981	646	51.8%	760	434	74.9%	1,517	805	88.6%	1,140	646	76.4%	1,676	805	108.3%
Income Tax	(301)	(31)	887.9%	(272)	(39)	593.1%	(516)	(85)	506.9%	(306)	(310	901.2%	(520)	(85)	511.7%
Net Income - Company	679	616	10.0%	488	395	23.4%	1,002	720	39.2%	834	616	35.5%	1,156	720	60.7%
Minority Interest - Noncontrolling	48	43	10.0%	(980	(34)	188.8%	(105)	(1) NA		48	43	10.0%	(105)	(1) NA	NA
Net Income - Controlling Shareholders (1)	727	659	10.3%	390	361	8.0%	896	718	24.8%	882	659	33.8%	1,051	718	46.4%
Net Income per Share				1.48	1.37	7.9%	3.41	2.73	24.7%				3.99	2.73	46.3%
Nº of shares (million) ex-treasury shares				263	263		263	263					263	263

% Net Sales Revenue	GPA Food			GPA Consolidated						GPA Food IFRS			GPA Consolidated IFRS
	2012	2011		2012	2011		2012	2011		2012	2011		2012	2011
Gross Profit	26.2%	25.9%		27.9%	28.0%		26.9%	27.2%		26.6%	25.9%		27.1%	27.2%
Selling Expenses	15.4%	15.3%		15.3%	16.4%		16.5%	17.0%		15.3%	15.3%		16.4%	17.0%
General and Administrative Expenses	3.0%	2.9%		3.7%	3.4%		3.5%	3.6%		2.9%	2.9%		3.4%	3.6%
Other Operating Revenue (Expenses) and Equity Income	0.1%	0.4%		0.1%	0.8%		0.0%	0.5%		0.1%	0.4%		0.0%	0.5%
Total Operating Expenses	18.5%	18.7%		19.1%	20.6%		20.0%	21.1%		18.4%	18.7%		19.9%	21.1%
EBITDA	7.7%	7.2%		8.7%	7.4%		6.9%	6.0%		8.2%	7.2%		7.2%	6.0%
Depreciation and Amortization	2.3%	2.1%		1.4%	1.6%		1.6%	1.5%		2.3%	2.1%		1.6%	1.5%
EBIT	5.4%	5.0%		7.3%	5.8%		5.4%	4.6%		5.9%	5.0%		5.6%	4.6%
Net Financial Revenue (Expenses)	1.9%	2.5%		2.1%	2.6%		2.4%	2.9%		1.8%	2.5%		2.3%	2.9%
Income Before Income Tax	3.5%	2.5%		5.2%	3.2%		3.0%	1.7%		4.1%	2.5%		3.3%	1.7%
Income Tax	1.1%	0.1%		1.9%	0.3%		1.0%	0.2%		1.1%	0.1%		1.0%	0.2%
Net Income - Company	2.4%	2.4%		3.4%	3.0%		2.0%	1.5%		3.0%	2.4%		2.3%	1.5%

(1) Net Income after noncontrolling shareholders

15/21

Statement of Cash Flow
(R$ million)	GPA Consolidated
	12.31.2012	12.31.2011

Net Income for the period	1,156	720
Deferred Income Tax	193	(57)
Income of Permanent Assets Written-Off	(12)	49
Depreciation and Amortization	834	706
Interests and Exchange Variation	1,099	966
Net profit/loss on shareholder interest	(23)	-
Adjustment to Present Value	(14)	22
Equity Income	(11)	(35)
Provision for Contingencies	83	(5)
Provision for low and losses of fixed assets	11	10
Share-Based Compensation	45	27
Allowance for Doubtful Accounts	(19)	37
Swap revenue	(23)	24
Deferred Revenue	(158)	-
	54	55
	3,217	2,519
Asset (Increase) Decreases
Marketable Securities	-	635
Accounts Receivable	2,297	(1,717)
Inventories	(192)	(776)
Taxes recoverable	(575)	(507)
Financial Instrument - Rede Duque	(50)	114
Related Parties	25	(189)
Judicial Deposits	(179)	(68)
	1,325	(2,508)
Liability (Increase) Decrease

Suppliers	498	972
Payroll and Charges	101	169
Other Accounts Payable	158	(25)
	758	1,117
Net Cash Generated from (Used in) Operating Activities	5,299	1,128

Cash Flow from Investment and Financing Activities
	GPA Consolidated
(R$ million)	12.31.2012	12.31.2011

Acquisition of Companies	(33)	(0)
Acquisition of Property and Equipment	(1,309)	(1)
Increase of Intangible Asset	(84)	(0)
Sale of Property and Equipment	87	0
Net Cash Generated from (used in) Investment Activities	(1,339)	(1,625)

Cash Flow from Financing Activities
Increase (Decrease) of Capital	21	23
Funding and Refinancing	7,211	6,918
Payments	(7,977)	(4,772)
Interest Paid	(913)	(336)
Dividend Payments	(186)	(183)
Net Cash Generated from (used in) Financing Activities	(1,844)	1,649
Cash and Cash Equivalents at the Beginning of the Year	4,970	3,818
Cash and Cash Equivalents at the End of the Year	7,086	4,970
Change in Cash and Cash Equivalent	2,116	1,152

	Breakdown of Gross Sales by Format (ex-real estate projects)
(R$ million)	4Q12%		4Q11%		Δ	2012	%	2011	%	Δ

Pão de Açúcar	1,550	9.5%	1,415	9.4%	9.5%	5,655	9.9%	5,205	9.9%	8.6%
Extra Hiper (1)	3,909	23.9%	3,753	24.8%	4.1%	13,845	24.3%	12,688	24.1%	9.1%
Extra Supermercado	1,280	7.8%	1,205	8.0%	6.3%	4,621	8.1%	4,648	8.8%	-0.6%
Assaí	1,542	9.4%	1,243	8.2%	24.1%	5,080	8.9%	4,289	8.1%	18.5%
Others Business (2)	389	2.4%	362	2.4%	7.4%	1,490	2.6%	1,412	2.7%	5.6%
GPA Food	8,751	53.6%	8,028	53.1%	9.0%	30,944	54.2%	28,431	54.0%	8.8%
Viavarejo (3)	7,591	46.4%	7,103	46.9%	6.9%	26,137	45.8%	24,250	46.0%	7.8%
GPA Consolidated	16,342	100.0%	15,132	100.0%	8.0%	57,081	100.0%	52,681	100.0%	8.4%

	Breakdown of Net Sales by Format (ex-real estate projects)
(R$ million)	4Q12%		4Q11%		Δ	2012	%	2011	%	Δ

Pão de Açúcar	1,389	9.6%	1,262	9.4%	10.0%	5,076	10.0%	4,663	10.0%	8.9%
Extra Hiper (1)	3,466	23.9%	3,310	24.8%	4.7%	12,292	24.2%	11,224	24.1%	9.5%
Extra Supermercado	1,170	8.1%	1,094	8.2%	7.0%	4,217	8.3%	4,215	9.0%	0.1%
Assaí	1,407	9.7%	1,134	8.5%	24.1%	4,639	9.1%	3,902	8.4%	18.9%
Others Business (2)	379	2.6%	359	2.7%	5.6%	1,467	2.9%	1,398	3.0%	4.9%
GPA Food	7,887	54.3%	7,206	53.9%	9.4%	27,926	55.0%	25,578	54.9%	9.2%
Viavarejo (3)	6,643	45.7%	6,165	46.1%	7.8%	22,846	45.0%	21,017	45.1%	8.7%
GPA Consolidated	14,530	100.0%	13,371	100.0%	8.7%	50,772	100.0%	46,594	100.0%	9.0%

(2) Includes Gas Station and Drugstores sales. (3) Includes Ponto Frio, Nova Casas Bahia and Nova Pontocom sales.

Sales Breakdown (% of Net Sales ex-real estate projects)
	GPA Food				GPA Consolidated
	4Q12	4Q11	2012	2011	4Q12	4Q11	2012	2011

Cash	54.3%	53.3%	53.4%	52.7%	42.8%	40.4%	41.4%	40.7%
Credit Card	37.8%	39.4%	38.8%	40.5%	46.9%	48.7%	47.9%	48.7%
Food Voucher	7.8%	7.1%	7.7%	6.6%	4.4%	3.8%	4.3%	3.6%
Credit	0.1%	0.2%	0.1%	0.2%	5.9%	7.1%	6.4%	6.9%
Post-Dated Checks	0.1%	0.2%	0.1%	0.2%	0.0%	0.1%	0.1%	0.1%
Payment Book	-	-	-	-	5.9%	7.0%	6.3%	6.8%

	Stores Openings/Closings per Format
	12/31/2011	9/30/2012	Opened	Closed	12/31/2012

Pão de Açúcar	160	161	2	-	163
Extra Hiper	132	137	1	-	138
Extra Supermercado	204	207	-	-	207
Minimercado Extra	72	77	30	-	107
Assaí	59	59	2	-	61
Other Business	232	238	3	-	241
Gas Satation	78	84	-	-	84
Drugstores	154	154	3	-	157
GPA Food	859	879	38	-	917
Ponto Frio	401	393	4	-	397
Casas Bahia	544	556	12	-	568
GPA Consolidated	1,804	1,828	54	-	1,882
Sale Area ('000 m2)
GPA Food	1,496	1,543			1,568
GPA Consolidated	2,856	2,918			2,962

# of employees ('000)	149	149			151

18/21

	Figures per Format on December, 31 2012
			Sales Area
	# Stores	# Checkouts	(sq meter x1000)

Pão de Açúcar	163	1,771	210
Extra Hipermercado	138	4,582	805
Extra Supermercado	207	2,262	236
Mini Mercado Extra	107	367	25
Assaí	61	1,263	197
Ponto Frio	397	1,498	342
Casas Bahia	568	3,250	1,052
GPA Bricks-and-Mortar	1,641	14,993	2,867

Other Business	241	-	95
Gas Station	84	-	84
Drugstores	157	-	11
GPA Consolidated	1,882	14,993	2,962

19/21

PRODUCTIVITY RATIO (Gross Sales Revenue) in R$ - Nominal Terms

Gross Sales per m²/ mounth
	2012	2011	Δ
Pão de Açúcar	2,273	2,169	4.8%
Extra Hipermercado	1,456	1,415	2.9%
Extra Supermercado	1,648	1,502	9.7%
Minimercado Extra	1,252	1,112	12.6%
Assaí	2,226	1,952	14.0%
Ponto Frio	1,420	1,244	14.1%
Casas Bahia	1,377	1,313	4.9%
GPA Consolidated	1,551	1,453	6.7%

Gross Sales per Employee/Month
	2012	2011	Δ
Pão de Açúcar	28,950	29,452	-1.7%
Extra Hipermercado	42,221	42,656	-1.0%
Extra Supermercado	30,778	26,520	16.1%
Minimercado Extra	23,010	27,299	-15.7%
Assaí	53,089	47,578	11.6%
Ponto Frio	49,702	44,765	11.0%
Casas Bahia	46,503	46,260	0.5%
GPA Consolidated	41,151	39,269	4.8%
* Employers in FTE (full-time equivalent) standard

Gross Sales per Checkout/Month
	2012	2011	Δ
Pão de Açúcar	270,376	260,173	3.9%
Extra Hipermercado	255,990	252,886	1.2%
Extra Supermercado	172,227	159,829	7.8%
Minimercado Extra	82,972	72,629	14.2%
Assaí	343,590	298,100	15.3%
Ponto Frio	309,576	266,121	16.3%
Casas Bahia	438,004	413,733	5.9%
GPA Consolidated	223,101	210,296	6.1%

Average Ticket - Gross Sales/Month
	2012	2011	Δ
Pão de Açúcar	43.9	40.3	10.0%
Extra Hipermercado	70.2	67.6	2.9%
Extra Supermercado	29.1	27.5	3.6%
Minimercado Extra	13.5	11.7	8.3%
Assaí	113.0	97.1	16.5%
Ponto Frio	493.5	527.5	-6.3%
Casas Bahia	452.0	436.1	3.7%
GPA Consolidated	86.8	80.7	7.4%

4Q12 and 2012 Results Conference Call and Webcast

Wednesday, February , 19th, 2013

11:00 a.m. (Brasília time) | 09:00 a.m. (New York) | 02:00 p.m. (London)

Portuguese Conference Call (original language)

+55 (11) 3127-4971

English Conference Call (simultaneous interpreting)

+1 (516) 300-1066

Webcast: http://www.gpari.com.br

Replay

+55 (11) 3127-4999

Code for audio in Portuguese: 23975739

Code for audio in English: 23975739

http://www.gpari.com.br

CONTACTS

Investor Relations - GPA and Viavarejo Phone: (11) 3886-0421 Fax: (11) 3884-2677 gpa.ri@grupopaodeacucar.com.br Website: www.gpari.com.br www.viavarejo.com.br/ri

Media Relations - GPA

Phone: (11) 3886-3666

imprensa@grupopaodeacucar.com.br

Media Relations - Viavarejo

Phone: (11) 4225-9228

imprensa@viavarejo.com.br

Social Media News Room

http://imprensa.grupopaodeacucar.com.br/category/gpa/

Twitter – Media

@imprensagpa

Casa do Cliente – Customer Service Pão de Açúcar: 0800-7732732 / Extra: 0800-115060 Ponto Frio: (11) 4002-3388/Casas Bahia:(11) 3003-8889

"The financial information contained in the financial statements are presented in accordance with accounting practices adopted in Brazil and refer to the fourth quarter of 2012 (4Q12) and 2012, except where otherwise noted, with comparisons made over the same period last year."

"Any and all information derived from non-accounting or not accounting numbers has not been reviewed by independent auditors."

"For the calculation of " EBITDA" Earnings Before Interest, Taxes, Depreciation and Amortization, According to the table on page 6.

The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months and were not closed for 7 consecutive days or more in this period. Acquisitions are not included in the same-store calculation base in the first 12 months of operation.

Grupo Pão de Açúcar adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. The IPCA in the 12 months ended December 2012 was 5.84%

About Grupo Pão de Açúcar and Viavarejo: Grupo Pão de Açúcar is Brazil’s largest retailer, with a distribution network comprising approximately 1,810 points of sale and electronic channels. The Group’s multiformat structure consists of GPA Food and Viavarejo.GPA Food’s operations comprise supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra), neighborhood stores (Minimercado Extra), cash-and-carry stores (Assaí), gas stations and drugstores.GPA Food’s business is classified as Food and Non-Food (electronics/home appliances, clothing, general merchandise, drugstore and gas stations).Viavarejo’s operations consist of bricks-and-mortar stores selling electronics/home appliances and furniture (Ponto Frio and Casas Bahia) and online stores (Nova Pontocom: Extra.com.br, PontoFrio.com.br, Casasbahia.com.br).Founded in 1948 in São Paulo, the Group is present in 20 of the 27 Brazilian states, which jointly account for 94.1% of the country’s GDP.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are therefore subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 26, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.